Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Results Announcement for the year ended December 31, 2018

(Summary of the 2018 Annual Report)

1 Important Notice

1.1 This Results Announcement is a summary of the full version of the 2018 Annual Report. To get a full understanding of the operating results, financial position and future development plans of PetroChina Company Limited (the “Company”), investors should read the full version of the 2018 Annual Report carefully. The full version of the 2018 Annual Report is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), “HKExnews” of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkexnews.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The Board of Directors (the “Board” or “Board of Directors”) of the Company, the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in the annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in the annual report, and jointly and severally accept full responsibility thereof.

1.3 Except that Mr. Duan Liangwei, a non-executive Director was absent from the first meeting of the Board in 2019, other Directors have attended the first meeting of the Board in 2019.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2018, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

1.5 Corporate Information

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (its Chinese name 中國石油天然氣集團公司 having been changed into 中國石油天然氣集團有限公司, abbreviated as “CNPC” before and after the change of name ).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Stock name	PetroChina	PetroChina	PetroChina
Stock code	857	PTR	601857
Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc.	Shanghai Stock Exchange

Contact persons and means of communication	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office
Name	Wu Enlai	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal code	100007
Telephone	86 (10) 5998 6270	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email address	zxy@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall view of the sound business development, financial position and cash flow of the Company, to procure better return for the shareholders, the first meeting of the Board in 2019 recommends a final cash dividend of RMB0.09 yuan (inclusive of applicable tax) per share for 2018 to all shareholders, based on the total share capital of the Company as at December 31, 2018, namely 183,020,977,818 shares. The cash dividend consists of a dividend of RMB0.06271 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2018 under IFRS) together with an additional final special dividend of RMB0.02729 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2018 annual general meeting to be held on June 13, 2019.

2 Key Financial Data and Changes in Shareholders

2.1 Key Financial Data Prepared under IFRS

Unit: RMB million

Items	For the year 2018	For the year 2017	Changes from the preceding year to this year (%)	For the year 2016
Revenue	2,353,588	2,015,890	16.8	1,616,903
Profit attributable to owners of the Company	52,591	22,798	130.7	7,857
Net cash flows from operating activities	351,565	366,655	(4.1)	265,179
Basic earnings per share (RMB)	0.29	0.12	130.7	0.04
Diluted earnings per share (RMB)	0.29	0.12	130.7	0.04
Return on net assets (%)	4.3	1.9	2.4 percentage points	0.7

Items	As at the end of 2018	As at the end of 2017	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2016
Total assets	2,432,266	2,404,612	1.2	2,396,651
Equity attributable to owners of the Company	1,214,286	1,193,520	1.7	1,189,024

2.2 Key Financial Data Prepared under CAS

Unit: RMB million

Items	For the year 2018	For the year 2017	Changes from the preceding year to this year (%)	For the year 2016
Operating income	2,353,588	2,015,890	16.8	1,616,903
Operating profit	134,812	57,769	133.4	46,939
Net profit attributable to equity holders of the Company	52,585	22,793	130.7	7,900
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	66,195	26,778	147.2	2,634
Net cash flows from operating activities	351,565	366,655	(4.1)	265,179
Weighted average returns on net assets (%)	4.4	1.9	2.5 percentage points	0.7
Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	—	1,830.21
Basic earnings per share (RMB)	0.29	0.12	130.7	0.04
Diluted earnings per share (RMB)	0.29	0.12	130.7	0.04

Items	As at the end of 2018	As at the end of 2017	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2016
Total assets	2,432,558	2,404,910	1.1	2,396,950
Equity attributable to equity holders of the Company	1,214,570	1,193,810	1.7	1,189,319

Items	First Quarter 2018	Second Quarter 2018	Third Quarter 2018	Fourth Quarter 2018
Operating income	542,654	566,168	601,111	643,655
Net profit attributable to equity holders of the Company	10,150	16,936	21,035	4,464
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	12,348	17,879	27,952	8,016
Net cash flows from operating activities	61,802	84,356	110,779	94,628

2.3 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2018 was 519,852, consisting of 513,306 holders of A shares and 6,546 registered holders of H shares (including 170 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Stock Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”) are satisfied.

Number of shareholders as at the end of 2018	519,852	Number of shareholders as at the end of one month preceding publication of this announcement (i.e. as at February 28, 2019)	522,571

Shareholdings of the top ten shareholders as at the end of 2018
Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	80.87	148,010,665,536	(1)	0	0
HKSCC Nominees Limited (2)	Overseas legal person	11.41	20,882,005,862	(3)	0	0
CNPC－CSC－17 CNPC E2 Pledge and Trust Special Account(4)	State-owned legal person	2.09	3,820,000,000		0	3,820,000,000
CNPC－CSC－17 CNPC EB Pledge and Trust Special Account(5)	State-owned legal person	1.12	2,051,488,603		0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	0.62	1,139,138,704		0	0
Beijing Chengtong Financial Holding Investment Co., Ltd.	State-owned legal person	0.53	972,762,646		0	0
Guoxin Investment Co., Ltd.	State-owned legal person	0.44	797,794,036		0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	0.34	624,000,000		0	0
China Merchants Bank Co., Ltd.－Bose CSI Central SOE Restructuring ETF Securities Investment Fund	Other	0.27	499,253,216		0	0
Ansteel Group Corporation	State-owned legal person	0.24	440,000,000		0	0

Notes: (1)

Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. On June 7, 2018, the State-owned Assets Supervision and Administration Commission of the State Council approved the CNPC to transfer each of its 972,762,646 A shares (accounting for about 0.53% of our total share capital) of the Company to Beijing Chengtong Financial Holding Investment Co., Ltd. and Guoxin Investment Co., Ltd, respectively, at nil consideration. For details, please refer to the announcement issued by the company on the Shanghai Stock Exchange numbered as Lin2018-021 and Lin2018-024, respectively, and issued on Hong Kong Stock Exchange on June 7, 2018. On October 12, 2018, CNPC subscribed 453,001,100 shares, 453,001,100 shares and 226,500,500 shares, respectively, of Central SOE Restructuring ETF (Exchange Traded Funds) from to Bosera Asset Management Co., Ltd., China Asset Management Co., Ltd. and Yinhua Fund Management Co., Ltd., respectively, with a total amount of 1,132,502,700 A shares. Upon completion of the procedures for the relevant share transfer, CNPC holds 148,010,665,536 A shares of the Company, representing about 80.87% of our total share capital.

(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

On November 21, 2017, CNPC transferred 3,820,000,000 A shares to CNPC－CSC－17 CNPC E2 Pledge and Trust Special Account as 17 CNPC E2 Pledge and Trust Property, representing approximately 2.09% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-049 and the announcement on the website of the Hong Kong Stock Exchange on November 21, 2017.

(5)

On July 3, 2017, CNPC transferred 2,061,000,000 A shares to CNPC－CSC－17 CNPC EB Pledge and Trust Special Account as 17 CNPC EB Pledge and Trust Property, representing approximately 1.13% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-028 and the announcement on the website of Hong Kong Stock Exchange on July 3, 2017. As of the end of the reporting period, debenture holders of 17 CNPC EB have exchanged 9,511,397 shares of the Company.

Statement	on connected parties or concert parties among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and HKSCC that are both the wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and China Securities Finance Corporation Limited and HKSCC Nominees Limited that are holders of ordinary shares of China Merchants Bank Co., Ltd., the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2018, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Unit: Shares

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	148,010,665,536	(L)	Beneficial Owner	91.41	80.87

	H Shares	291,518,000	(L) (1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
BlackRock, Inc. (2)	H Shares	1,903,608,474	(L)	Interest of Corporation Controlled by the Substantial Shareholder	9.02	1.04

		20,070,000	(S)		0.10	0.01
JPMorgan Chase & Co. (3)	H Shares	1,479,802,005	(L)	Interest of Corporation Controlled by the Substantial Shareholder/ Investment Manager/ Holder of the Guaranteed Interest of Shares/ Trustee/ Approved Lending Agent	7.01	0.81

		164,418,872	(S)		0.77	0.09

		714,062,815	(LP)		3.38	0.39
The Bank of New York Mellon Corporation (4)	H Shares	1,130,224,788	(L)	Interest of Corporation Controlled by the Substantial Shareholder/ Approved Lending Agent	5.36	0.62

		808,462,500	(S)		3.83	0.44

		271,211,324	(LP)		1.29	0.15
Citigroup Inc. (5)	H Shares	1,101,430,221	(L)	Holder of the Guaranteed Interest of Shares/ Interest of Corporation Controlled by the Substantial Shareholder/ Approved Lending Agent	5.22	0.60

		50,906,550	(S)		0.24	0.03

		934,405,871	(LP)		4.42	0.51

(L) Long position (S) Short position (LP) Lending pool

Notes: (1)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)

Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,903,608,474 H shares (long position) and 20,070,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

(3)

JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 388,917,100 H shares (long position) and 164,418,872 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, 366,379,317 H shares (long position) were held in its capacity as investment manager, 10,434,073 H shares (long position) were held in its capacity as holder of the guaranteed interest of shares, 8,700 H shares (long position) were held in its capacity as trustee, and 714,062,815 H shares (long position) were held in its capacity as approved lending agent.

(4)

The Bank of New York Mellon Corporation, through The Bank of New York Mellon, its wholly-owned subsidiary, had an interest in the H shares of the Company, of which 1,130,224,788 H shares (long position) and 808,462,500 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 271,211,324 H shares were held in its capacity as approved lending agent.

(5)

Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 28,424,457 H shares (long position) were held in its capacity as holder of the guaranteed interest of shares, 138,599,893 H shares (long position) and 50,906,550 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 934,405,871 H shares (long position) were held in its capacity as approved lending agent.

As at December 31, 2018, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Structure Chart on Ownership and Controlling Relationship between the Company and the Ultimate Controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

2.6 Corporate Bond Not Yet Overdue

Unit: RMB 100 million

Bond Name	Abbreviation	Code	Issue Date	Due Date	Bond Balance	Rate (%)
2012 Corporate Bond (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	2012-11-22	2022-11-22	20	4.90
2012 Corporate Bond (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2027-11-22	20	5.04
2013 Corporate Bond (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	2013-03-15	2023-03-15	40	4.88
2016 Corporate Bond (First Tranche) (5-year term)	16 PetroChina 01	136164.SH	2016-01-19	2021-01-19	88	3.03
2016 Corporate Bond (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bond (Second Tranche) (5-year term)	16 PetroChina 03	136253.SH	2016-03-03	2021-03-03	127	3.15
2016 Corporate Bond (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bond (Third Tranche) (5-year term)	16 PetroChina 05	136318.SH	2016-03-24	2021-03-24	95	3.08
2016 Corporate Bond (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-24	2026-03-24	20	3.60
2017 Corporate Bond (First Tranche)	17 PetroChina 01	143255.SH	2017-08-18	2020-08-18	20	4.30

Indicators Reflecting the Solvency of the Issuer

Main Indicator	2018	2017
Asset-liability Ratio (%)	42.00	42.55

Main Indicator	2018	2017
EBITDA Interest Protection Multiples	18.78	15.55

Note on Overdue Debts

☐ Applicable     ✓ Not Applicable

3 Directors’ Report

3.1 Discussion and Analysis of Operations

In 2018, the global economy recovered moderately, though various economies proved uneven in their respective development, resulting in increasing unstable and uncertain factors in international politics and economy. The economy of China remained generally stable with good momentum for growth. China’s GDP increased by 6.6% as compared with last year, with structural adjustment and business transformation and upgrading pushing ahead, and the quality and efficiency of economic growth enhancing continuously. In 2018, the supply and demand in the global oil and gas market eased up generally, and the international oil price increased substantially as compared with last year.

Facing the complex external environment, the Group pursued to its guidelines of steady development, and focused on quality-based business growth. The Group seized the opportunity arising from the rise of international oil price in the first three quarters and the strong demand for natural gas, optimised its operation of dual business lines of oil and gas, and intensified measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency. As a result, the production and operation of the Group was stable and under control and the operating results took a turn ever for the better. In 2018, the Group achieved a revenue of RMB2,353,588 million, representing an increase of 16.8% as compared with last year, and the net profit attributable to owners of the Company was RMB52,591 million, representing an increase of RMB29,793 million and 130.7% as compared with last year. The financial position of the Group remained stable with a decrease in interest-bearing debts, asset-liability ratio and gearing ratio. The cash flow was good and the free cash flow remained positive.

3.1.1 Market Review

(1) Crude Oil Market

In 2018, the global demand for oil increased steadily and the supply and demand fundamentals in the international crude oil market took a turn for being excessive again after returning to a balance. International oil prices moved in an inverted V shape, and experienced a rise generally as compared with last year. Due to geopolitical risks and frequent unexpected events, the oil price fluctuated frequently in a short period in the year. The annual average spot price of North Sea Brent crude oil was US$71.31 per barrel, representing an increase of 31.6% as compared with last year. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$65.18 per barrel, representing an increase of 28.3% as compared with last year.

According to the information of the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in 2018 was 189.28 million tons, representing a decrease of 1.1% as compared with last year.

(2) Refined Products Market

In 2018, the domestic consumption of refined products kept growing. The growth rate in gasoline consumption continued to decline while the growth rate of diesel consumption bounced back. The domestic refining capabilities continued to grow, with the output of refined products increasing comparatively rapidly, and the net exports of refined products increasing unceasingly.

According to the information from NDRC, processed crude oil amounted to 588.09 million tons in 2018, representing an increase of 4.6% as compared with last year. Domestic output of refined products amounted to 367.99 million tons, representing an increase of 6.3% as compared with last year. The consumption of refined products amounted to 325.14 million tons, representing an increase of 6.0% as compared with last year, of which the consumption of gasoline increased by 7.8% and the consumption of diesel increased by 4.1%. The domestic gasoline and diesel prices were adjusted 25 times during the year. As a result, the reference gasoline price, in aggregate, decreased by RMB485 yuan per ton and the reference diesel price, in aggregate, decreased by RMB460 yuan per ton. The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

(3) Chemical Products Market

In 2018, the overall operation of the chemical products market was favourable. In the first three quarters of 2018, as spurred by the rise of international oil price and price of commodity futures, the prices of main chemical products continued to rise and the trading was active. The prices of certain products reached new height in past three years. However, in the fourth quarter, as the influence of Sino-US trade friction gradually turned out, and as the oil price fell back substantially, the price in the chemical products market declined accordingly.

(4) Natural Gas Market

In 2018, the natural gas consumption maintained strong growth. The domestic output of natural gas steadily increased and the imports of natural gas increased significantly, resulting in China surpassing Japan and becoming the largest importer of natural gas in the world for the first time. The overall supply and demand in the market was a bit tight. The country sped up the marketization of the natural gas prices, merged the city gate prices of natural gas for residential and non-residential stations, and further strengthened the regulation on pipeline transportation prices. Shanghai Oil and Gas Exchange launched LNG terminal window period transactions, and Chongqing Oil and Gas Exchange launched international LNG transactions.

According to the information from NDRC, domestic output of natural gas amounted to 159.4 billion cubic metres in 2018, representing an increase of 7.2% as compared with last year; natural gas imports amounted to 124.2 billion cubic metres, representing an increase of 35.0% as compared with last year; and the apparent consumption of natural gas amounted to 280.3 billion cubic metres, representing an increase of 18.1% as compared with last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration

In 2018, the Group highlighted economic reserves and profitable outputs and continued to optimise its deployment of exploration activities. The Group tried to improve the efficiency and profitability of its exploration activities and put the reserves with economies of scale into production, thus further reinforcing the base of resources for keeping oil production stable and increasing gas output, by centralised exploration, furthering refined exploration and promoting integrated exploration. As a result of these efforts, the Group made important discoveries in the exploration of oil and gas. In the Junggar Basin of Xinjiang, another significant discovery of exploration was made after that of Ma Lake area. The oil and natural gas exploration in the Tarim Basin and Sichuan Basin successively made a new break-through. A group of reserves with economies of scale were discovered and confirmed upon refined exploration in the Erdos, Qaidam, Bohai Bay and Songliao Basins.

Domestic Development and Production

In 2018, in its development of crude oil, the Group carried out capacity construction in key areas like Ma Lake area in Xinjiang with steady steps and optimised the development plans and production structure in developed oil fields, with a view to ensuring the overall results of development. It strengthened refined management of production of natural gas and sped up construction of capacities in key gas areas, which led to rapid launching of production and recording new high of output of natural gas. The major gas fields in Tarim and the southwestern region were developed with high efficiency and put into production continuously. The Group pushed forward the development of unconventional oil and gas with steady steps and maintained momentum in growth of output of shale gas and coalbed methane. In 2018, the domestic business achieved a crude oil output of 733.7 million barrels, representing a decrease of 1.3% as compared with last year, a marketable natural gas output of 3,324.7 billion cubic feet, representing an increase of 5.4% as compared with last year, and an oil and natural gas equivalent output of 1,287.9 million barrels, representing an increase of 1.5% as compared with last year.

Overseas Oil and Gas

In 2018, in its overseas oil and gas cooperative operations, the Group grasped such opportunities as The Belt and Road Initiative of the PRC to proactively promote cooperation in international oil and gas, and completed the Abu Dhabi 2018 project in the first half of 2018. In overseas oil and gas exploration, the Group strengthened the overall research and selection of projects, focused on profitable exploration, kept optimising its development plans and devoted more efforts on the development of high-profitability projects, thus achieving a steady production of oil and gas. In 2018, the oil and natural gas equivalent output from overseas operations amounted to 203.8 million barrels, representing an increase of 7.8% as compared with last year, accounting for 13.7% of the total oil and natural gas equivalent output of the Group.

In 2018, the Group’s total crude oil output amounted to 890.3 million barrels, representing an increase of 0.4% as compared with last year. The marketable natural gas output reached 3,607.6 billion cubic feet, representing an increase of 5.4% as compared with last year. The oil and natural gas equivalent output amounted to 1,491.7 million barrels, representing an increase of 2.3% as compared with last year. As at the end of the current reporting period, the total area to which the Group had the exploration and mining right of oil and natural gas (including coalbed methane) amounted to 295.5 million acres, among which the area of exploration right was 264.8 million acres and the area of mining right was 30.7 million acres. The number of net wells in the process of being drilled was 499. The number of wells with multiple completion during the current reporting period was 9,792.

Summary of Operations of the Exploration and Production Segment

	Unit	2018	2017	Year-on-year change (%)
Crude oil output	Million barrels	890.3	887.0	0.4
of which: domestic	Million barrels	733.7	743.1	(1.3)
overseas	Million barrels	156.6	143.9	8.9
Marketable natural gas output	Billion cubic feet	3,607.6	3,423.4	5.4
of which: domestic	Billion cubic feet	3,324.7	3,153.0	5.4
overseas	Billion cubic feet	282.9	270.4	4.6
Oil and natural gas equivalent output	Million barrels	1,491.7	1,457.8	2.3
of which: domestic	Million barrels	1,287.9	1,268.8	1.5
overseas	Million barrels	203.8	189.0	7.8
Proved reserves of crude oil	Million barrels	7,641	7,481	2.1
Proved reserves of natural gas	Billion cubic feet	76,467	76,888	(0.5)
Proved developed reserves of crude oil	Million barrels	5,843	5,593	4.5
Proved developed reserves of natural gas	Billion cubic feet	40,128	39,243	2.3

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2018, based on market demand, the Group adjusted and optimised the allocation of refinery resources and adhered to the principle of priority allocation of resources to profitable refineries and profitable markets. It continued to adjust the structure of products, intensified the upgrading of product quality and reasonably reduced the diesel-gasoline ratio from 1.29 last year to 1.20 this year. The Group strengthened the production of chemical products, optimised the sources and distribution of raw materials, and increased the output of high value-added products. Grasping the opportunities in the market, the Group increased the output and sales of chemical products, made a timely adjustment to its chemical products marketing strategy. As a result, the Group achieved stable growth in sales volume of high-profitability products and in high-profitability regions. In 2018, the Group processed 1,122.8 million barrels of crude oil, representing an increase of 10.4% as compared with last year. Among that, 669.8 million barrels of crude oil were from the Group’s exploration and production segment, accounting for 59.7%, which was a result of good synergy. In 2018, the Group produced 105.342 million tons of refined products, representing an increase of 13.6% as compared with last year, and 5.569 million tons of ethylene, representing a decrease of 3.4% as compared with last year.

The Group carried out its refining and chemicals transformation and upgrading projects in an orderly manner. The renovation projects of Liaoyang Petrochemical and Huabei Petrochemical were completed and launched. The integration project of refining and chemicals of Guangdong Petrochemical was launched.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2018	2017	Year-on-year change (%)
Processed crude oil	Million barrels	1,122.8	1,016.9	10.4
Gasoline, kerosene and diesel output	’000 tons	105,342	92,715	13.6
of which: Gasoline	’000 tons	43,453	37,363	16.3
Kerosene	’000 tons	9,867	7,111	38.8
Diesel	’000 tons	52,022	48,241	7.8
Crude oil processing load	%	82.2	80.3	1.9 percentage points
Light products yield	%	79.5	78.4	1.1 percentage points
Refining yield	%	93.7	93.3	0.4 percentage point
Ethylene	’000 tons	5,569	5,764	(3.4)
Synthetic Resin	’000 tons	9,049	9,284	(2.5)
Synthetic fibre materials and polymers	’000 tons	1,388	1,390	(0.1)
Synthetic rubber	’000 tons	869	809	7.4
Urea	’000 tons	828	1,439	(42.5)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2018, the Group took active steps to cope with unfavorable conditions such as excessive supply of resources and fiercer competition, including strengthening links between production and sales and refined marketing and sales, and sparing no efforts to increase sales volume and enhance profitability. The Group highlighted the core value of retailing, strengthened the integrated marketing and sales of refined products, fuel cards, non-oil business, lubricants and natural gas and further implemented various kinds of theme and brand promotions. The Group devoted efforts to expand its terminal marketing and sales network and put 384 new service stations into operation. The total number of service stations operated by the Group reached 21,783.

International Trading Operations

In 2018, in terms of the international trading operations, the Group strengthened the coordination of production, sales and trade, brought the role of international oil and gas operation centres into play, made overall planning for and optimised the export and import resources, and took proactive actions to develop high-end and high-profitability markets, which further enhanced international trade scale and operation quality.

Summary of Operations of the Marketing Segment

	Unit	2018	2017	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 tons	177,498	169,466	4.7
of which: Gasoline	’000 tons	71,125	65,293	8.9
Kerosene	’000 tons	19,469	16,849	15.5
Diesel	’000 tons	86,904	87,324	(0.5)
Market share in domestic retail market	%	36.4	37	(0.6 percentage point )
Number of service stations	Units	21,783	21,399	1.8
of which: owned service stations	Units	20,555	20,350	1.0
Sales volume per service station	Tons/day	10.28	10.49	(2.0)

(4) Natural Gas and Pipeline

In 2018, based on the tight balance on supply and demand of natural gas, the Group made comprehensive arrangements for resource organisation, transportation, allocation and marketing. The Group gave full play to its advantage of centralised allocation, enhanced its capabilities of peak regulation, organised oil and gas allocation and transportation in a scientific manner, and ensured smooth operation of the business chain. With respect to sales of natural gas, the Group made efforts to develop the high-end and high-profitability markets, carried out differentiated marketing, continued to enhance regional sales competitiveness, and proactively promoted online bidding transactions, which led to formation of market-conforming price. The Group continued to improve the construction of its pipeline network. Projects including the Fushun-Jinzhou Refined Oil Pipeline and Yunnan Refined Oil Pipeline have been completed and put into operation.

In 2018, the Group sold 216.754 billion cubic metres of natural gas, representing an increase of 8.9% as compared with last year. Among that, 159.553 billion cubic metres were sold in domestic, representing an increase of 19.6% as compared with last year and maintaining a double-digit number growth. As at the end of 2018, the Group’s domestic oil and gas pipelines measured a total length of 83,527 km, consisting of 51,751 km of natural gas pipelines, 20,048 km of crude oil pipelines and 11,728 km of refined product pipelines.

3.1.3 Review of Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections thereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2018, the Group achieved a revenue of RMB2,353,588 million, representing an increase of 16.8% as compared with last year. Net profit attributable to owners of the Company was RMB52,591 million, representing an increase of 130.7% as compared with last year. Basic earnings per share were RMB0.29 yuan, representing an increase of RMB0.17 yuan as compared with last year.

Revenue     The revenue increased by 16.8% from RMB2,015,890 million for 2017 to RMB2,353,588 million for 2018. This was primarily due to the increasing selling prices of the majority of oil and gas products and the increase in the sales volume. The table below sets out external sales volume and average realised prices for major products sold by the Group in 2018 and 2017 and their respective percentage of change:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2018	2017	Percentage of Change (%)	2018	2017	Percentage of Change (%)
Crude oil*	110,457	114,930	(3.9)	3,213	2,392	34.3
Natural gas (hundred million cubic metres, RMB/’000 cubic metre)**	2,167.54	1,989.59	8.9	1,367	1,235	10.7
Gasoline	71,125	65,293	8.9	7,024	6,386	10.0
Diesel	86,904	87,324	(0.5)	5,478	4,600	19.1
Kerosene	19,469	16,849	15.5	4,540	3,552	27.8
Heavy oil	19,964	23,395	(14.7)	3,335	2,380	40.1
Polyethylene	4,644	4,739	(2.0)	8,816	8,559	3.0
Lubricant	1,158	1,283	(9.7)	7,875	7,693	2.4

*

The crude oil listed above represents all the external sales volume of crude oil of the Group. The sales volume of crude oil decreased as compared with the same period of last year, primarily due to the decrease in the international trading volume of crude oil.

**

The relevant numbers of city gas business was newly included in the sales volume and average realized price of natural gas. The numbers for the same period of last year were adjusted on the same basis. The average realized price of natural gas increased as compared with the same period of last year, primarily due to the combined effects of the increase in the entrepot trading price of natural gas and the effective measures taken by the Company to optimise the structure of sales of natural gas.

Operating Expenses     Operating expenses increased by 14.6% from RMB1,948,168 million for 2017 to RMB2,232,591 million for 2018, of which:

Purchases, Services and Other     Purchases, services and other increased by 19.7% from RMB1,285,716 million for 2017 to RMB1,539,010 million for 2018. This was primarily due to the fact that the Group’s expenses for purchasing oil and gas products and trading increased in line with the increased oil and gas prices.

Employee Compensation Costs     Employee compensation costs (including salaries, such additional costs as different types of insurances, housing funds and training fees for various types of employees) increased by 14.9% from RMB125,384 million for 2017 to RMB144,027 million for 2018. This was primarily due to the fact that according to compensation-profitability linkage mechanism, and the Company increased expenses in employee remuneration and contribution to social security fund in line with improved profitability and enhanced level of average wage in society.

Exploration Expenses     Exploration expenses decreased by 21.6% from RMB23,884 million for 2017 to RMB18,726 million for 2018. This was primarily due to the fact that the Group optimised its exploration deployment, made reasonable arrangement of exploration work and decreased dry well expense, etc.

Depreciation, Depletion and Amortisation     Depreciation, depletion and amortisation decreased by 2.3% from RMB237,375 million for 2017 to RMB231,929 million for 2018. This was primarily due to the decrease in the depletion of oil and gas properties as a result of the increase in the development of proven reserves and the decrease in depletion ratio caused by the rise of oil and gas prices; the increase of asset impairment provision during the reporting period as compared with the same period of last year.

Selling, General and Administrative Expenses     Selling, general and administrative expenses decreased by 4.0% from RMB77,042 million for 2017 to RMB73,986 million for 2018. This was primarily due to the fact that the Group continued to broaden sources of income and reduce expenditure as well as cut costs and enhance efficiency, and strictly controlled non-production expenses.

Taxes other than Income Taxes     Taxes other than income taxes increased by 9.7% from RMB198,022 million for 2017 to RMB217,267 million for 2018. Specifically, influenced by the rise in crude oil price, the Group paid crude oil special gain levy of RMB4,750 million in 2018, which did not occur in 2017. The consumption tax increased by RMB6,747 million from RMB142,708 million for 2017 to RMB149,455 million for 2018; and the resource tax increased by RMB6,339 million from RMB18,000 million for 2017 to RMB24,339 million for 2018.

Other Expenses, net     Other expenses, net for 2018 was RMB7,646 million, representing an increase of RMB6,901 million from RMB745 million in 2017. This was primarily due to the combined effects of increase in both the losses from disposal of assets and the VAT refund of imported natural gas recognised for 2018.

Profit from Operations     The profit from operations for 2018 was RMB120,997 million, representing an increase of 78.7% from RMB67,722 million for 2017.

Net Exchange Gain/(Loss)     Net exchange gain for 2018 was RMB1,145 million, while the Group incurred a net exchange loss of RMB1,094 million for 2017. This is primarily due to the appreciation of US Dollar against Renminbi as compared with the end of the last year.

Net Interest Expense     Net interest expense decreased by 4.7% from RMB19,507 million for 2017 to RMB18,583 million for 2018, primarily due to the combined effects of a decrease in the average balance of interest-bearing borrowings compared with last year, decrease in interest expenses and increase in interest income from deposits.

Profit Before Income Tax Expense     Profit before income tax expense increased by 117.0% from RMB53,089 million for 2017 to RMB115,206 million for 2018.

Income Tax Expense     The income tax expense increased by 162.6% from RMB16,296 million for 2017 to RMB42,790 million for 2018, which was primarily due to the increase in taxable income.

Profit for the Year     Profit for 2018 increased by 96.8% to RMB72,416 million from RMB36,793 million for 2017 .

Profit Attributable to Non-controlling Interests     Profit attributable to non-controlling interests increased by 41.7% from RMB13,995 million for 2017 to RMB19,825 million for 2018, which was primarily due to the increase in profits of certain subsidiaries of the Group.

Profit Attributable to Owners of the Company     Profit attributable to owners of the Company increased by 130.7% from RMB22,798 million for 2017 to RMB52,591 million for 2018.

(2) Segment Results

Exploration and Production

Revenue     The realised revenue of the Exploration and Production segment for 2018 was RMB658,712 million, representing an increase of 30.3% from RMB505,430 million for 2017, which was primarily due to the combined effects of the rise in the price of oil and gas and the increase in the sales volume of natural gas. The average realised crude oil price of the Group in 2018 was US$68.28 per barrel, representing an increase of 34.8% from US$50.64 per barrel in 2017.

Operating Expenses     Operating expenses of the Exploration and Production segment increased by 19.4% from RMB489,955 million for 2017 to RMB585,193 million for 2018, which was primarily due to the following combined effects: (1) increase in procurement expenditure resulting from the increasing amount and unit prices of imported oil from Russia and Kazakhstan; (2) impairment provision for some oil and gas assets with higher costs of development and production in accordance with the accounting standards; and (3) the increase in taxes (other than income taxes) as compared with the same period of last year.

In 2018, the unit oil and gas lifting cost of the Group was US$12.31 per barrel, representing an increase of 6.8% from US$11.53 per barrel for 2017. Excluding the effect of the change in exchange rate, the lifting cost increased by 4.6% from the same period of last year, primarily due to the increase in the costs including power, materials and labour for the current period as compared with the same period of last year.

Profit from Operations     In 2018, the Exploration and Production segment placed emphasis on the low-cost development and the refined management, continued to promote steady output of crude oil, made greater effort in exploration and development in main gas area and optimised the production structure, resulting in steady increase in gas output. In its overseas operations, the Group, taking full advantage of the development opportunity brought by The Belt and Road Initiative, actively promoted the international cooperation in oil and gas, and formulated its development strategy based on project potentials and enhanced dynamic control and management of investment. In 2018, the Exploration and Production segment realised an operating profit of RMB73,519 million, representing an increase of RMB58,044 million from RMB15,475 million for 2017, restoring its status as a main profit contributor of the Group.

Refining and Chemicals

Revenue     The revenue of the Refining and Chemicals segment increased by 23.5% from RMB707,804 million for 2017 to RMB874,125 million for 2018, primarily due to the increase in oil prices and the production of high-profitability products as a result of optimisation of the product structure. Both the sales volume and price of part of the refined and chemical products were increased.

Operating Expenses     Operating expenses of the Refining and Chemicals segment increased by 24.5% from RMB667,843 million for 2017 to RMB831,369 million for 2018, primarily due to the combined effects of (1) the increase in the expenditure associated with the purchase of crude oil and feedstock oil from external suppliers; and (2) impairment provision for some facilities in accordance with the accounting standards, and to be deactivated in accordance with the regulation that the state promotes fuel ethanol used in vehicle.

In 2018, the cash processing cost of refineries of the Group was RMB169.38 yuan per ton, representing an increase of RMB0.34 yuan per ton from RMB169.04 yuan per ton as compared with last year, primarily due to an increase in power and employee expenses as compared with the same period of last year.

Profit from Operations     In 2018, in response to the market demand, the Refining and Chemicals segment increased processing load of refineries, continued to make adjustment to product structure, and increased the production of high value-added and market-favourable products. In addition, management and control over costs and expenses were intensified and the status as a good profit contributor was maintained. In 2018, the Refining and Chemicals segment realised operating profits of RMB42,756 million, representing an increase of 7.0% as compared with RMB39,961 million for 2017. Specifically, the refining operations recorded an operating profit of RMB34,933 million, representing an increase of 7.2% as compared with RMB32,573 million for 2017, while the chemical operations realised an operating profit of RMB7,823 million, representing an increase of 5.9%, as compared with RMB7,388 million for 2017.

Marketing

Revenue     The revenue of the Marketing segment increased by 20.6% from RMB1,660,456 million for 2017 to RMB2,003,105 million for 2018, primarily due to the combined effects of (1) the increase in both sales volume and prices of such products as gasoline and kerosene, and the rise in the price and the decrease in the sales volume of diesel; and (2) the increase in revenue derived from trade of oil products.

Operating Expenses     Operating expenses of the Marketing segment increased by 21.6% from RMB1,652,177 million for 2017 to RMB2,009,555 million for 2018, primarily due to an increase in the expenditure arising from the purchase of refined oil from external suppliers.

Profit (loss) from Operations     In 2018, facing unfavourable situation of substantial surplus in domestic resources and fiercer competition in the market, the Marketing segment adhered to the principle of market-orientation and efficiency, adopted active measures to address market competition, went all out to increase its market share in specific segments and enhance efficiency, and effectively guaranteed proper downstream operation for refineries, so as to realise the value of the industrial chain. With regard to international trade, the segment intensified the coordination and cooperation with domestic industrial chain, and optimised the import and export of oil and gas resources. In 2018, impacted by certain factors including fierce market competition and adverse effect in profit from inventories due to sharp decrease of oil price in the fourth quarter, the Marketing segment recorded an operating loss of RMB6,450 million, representing a decrease of RMB14,729 million as compared with the operating profit of RMB8,279 million for 2017.

Natural Gas and Pipeline

Revenue     The revenue of the Natural Gas and Pipeline segment amounted to RMB362,626 million for 2018, representing an increase of 22.6% as compared with RMB295,786 million for 2017, primarily due to the increase in the sales volume of natural gas.

Operating Expenses     Operating expenses of the Natural Gas and Pipeline segment amounted to RMB337,111 million for 2018, representing an increase of 20.4% as compared with RMB280,098 million for 2017, primarily due to the increase in the expenditure of natural gas purchase.

Profit from Operations     In 2018, the Natural Gas and Pipeline segment, in line with the increased demand for natural gas in the domestic market, optimised the marketing strategy and package, made great effort to expand into the high-end and high-profitability market, and continuously enhanced the value of natural gas business chain. In 2018, the Natural Gas and Pipeline segment realised an operating profit of RMB25,515 million, representing an increase of 62.6% as compared to RMB15,688 million in 2017.

In 2018, impacted by the substantial increase in the volume of imported natural gas and liquidated natural gas (LNG), the Natural and Pipeline segment took active measures to control the loss in imported natural gas, and recorded a net loss of RMB24,907 million in the sale of imported natural gas, representing an increase of loss of RMB960 million as compared with last year. The Group will continue to adopt effective measures to control losses.

In 2018, the Group’s international operations(Note) realised a revenue of RMB836,619 million, accounting for 35.5% of the Group’s total revenue. Profit before income tax expense amounted to RMB4,781 million. The Group’s international operations maintained a healthy development with further improved international operating ability.

Note: The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2018	As at December 31, 2017	Percentage of Change
	RMB million	RMB million	%
Total assets	2,432,266	2,404,612	1.2
Current assets	433,128	425,162	1.9
Non-current assets	1,999,138	1,979,450	1.0
Total liabilities	1,021,608	1,023,293	(0.2)
Current liabilities	586,386	576,667	1.7
Non-current liabilities	435,222	446,626	(2.6)
Equity attributable to owners of the Company	1,214,286	1,193,520	1.7
Share capital	183,021	183,021	—
Reserves	299,083	298,062	0.3
Retained earnings	732,182	712,437	2.8
Total equity	1,410,658	1,381,319	2.1

Total assets amounted to RMB2,432,266 million, representing an increase of 1.2% from that as at the end of 2017, of which:

Current assets amounted to RMB433,128 million, representing an increase of 1.9% from that as at the end of 2017, primarily due to the increase in inventories, receivables, prepayments and other current assets.

Non-current assets amounted to RMB1,999,138 million, representing an increase of 1.0% from that as at the end of 2017, primarily due to the increase in the net book value of property, plant and equipment, and investments in associates and joint ventures.

Total liabilities amounted to RMB1,021,608 million, representing a decrease of 0.2% from that as at the end of 2017, of which:

Current liabilities amounted to RMB586,386 million, representing an increase of 1.7% from that as at the end of 2017, primarily due to the increase in the amount of taxes payable.

Non-current liabilities amounted to RMB435,222 million, representing a decrease of 2.6% from that as at the end of 2017, primarily due to the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,214,286 million, representing an increase of 1.7% from that as at the end of 2017, primarily due to the increase in reserves and retained earnings.

(4) Cash Flows

As at December 31, 2018, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2018 and 2017 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2018	2017
	RMB million	RMB million
Net cash flows from operating activities	351,565	366,655
Net cash flows used for investing activities	(267,732)	(243,546)
Net cash flows used for financing activities	(123,515)	(94,725)
Translation of foreign currency	2,503	(3,538)
Cash and cash equivalents at end of the year	85,598	122,777

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities in 2018 amounted to RMB351,565 million, representing a decrease of 4.1% from RMB366,655 million in 2017. This was mainly due to the impact from the change in inventories, accounts receivable and payable and other working capital, and the increase of taxes and employee compensation costs during the reporting period. As at December 31, 2018, the Group had cash and cash equivalents of RMB85,598 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 46.2% were denominated in Renminbi, approximately 49.1% were denominated in US Dollar, approximately 2.1% were denominated in HK Dollar and approximately 2.6% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities in 2018 amounted to RMB267,732 million, representing an increase of 9.9% from RMB243,546 million in 2017. The increase was primarily due to the reasonable arrangement by the Group of capital input based on the oil price trend and market change and the increase in capital expenditures during the reporting period.

Net Cash Flows Used for Financing Activities

The net cash used by the Group for financing activities in 2018 was RMB123,515 million, representing an increase of 30.4% from RMB94,725 million in 2017. This was primarily due to the overall arrangement for optimising the debt structure, the reduction in the amount of debts, and the decrease in new borrowings of the Group during the current period.

The net borrowings of the Group as at December 31, 2018 and December 31, 2017, respectively, were as follows:

	As at December 31, 2018	As at December 31, 2017
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	137,738	175,417
Long-term borrowings	269,422	289,858

Total borrowings	407,160	465,275

Less: Cash and cash equivalents	85,598	122,777

Net borrowings	321,562	342,498

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2018	As at December 31, 2017
	RMB million	RMB million
Within 1 year	151,049	189,050
Between 1 and 2 years	98,939	69,159
Between 2 and 5 years	150,837	191,879
After 5 years	43,879	70,179

	444,704	520,267

Of the total borrowings of the Group as at December 31, 2018, approximately 49.5% were fixed-rate loans and approximately 50.5% were floating-rate loans. Of the borrowings as at December 31, 2018, approximately 71.5% were denominated in Renminbi, approximately 26.2% were denominated in US Dollar, and approximately 2.3% were denominated in other currencies.

As at December 31, 2018, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/(interest-bearing borrowings + total equity)) was 22.4% (25.2% as at December 31, 2017).

(5) Capital Expenditures

In 2018, with respect to capital expenditures, the Group focused on the principles of quality and profitability, continued to optimise the capital expenditure structure, put more emphasis on supporting upstream business while controlling the overall scale of capital expenditures reasonably and continued to enhance the sustainable development ability. In 2018, the capital expenditures of the Group amounted to RMB255,974 million, representing an increase of 18.4% from RMB216,227 million in 2017. The table below sets out the capital expenditures of the Group for 2018 and 2017 and the estimated capital expenditures for 2019 for each of the business segments.

	2018		2017		Estimates for 2019
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	196,109	76.61	161,997	74.92	228,200	75.91
Refining and Chemicals	15,287	5.97	17,705	8.19	38,800	12.91
Marketing	17,010	6.65	10,982	5.08	14,600	4.86
Natural Gas and Pipeline	26,502	10.35	24,529	11.34	17,800	5.92
Head Office and Other	1,066	0.42	1,014	0.47	1,200	0.40

Total	255,974	100.00	216,227	100.00	300,600	100.00

*

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2018 and 2017, and the estimates for the same for 2019 would be RMB206,256 million, RMB176,426 million, and RMB239,200 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment for 2018 amounted to RMB196,109 million, which were primarily used for domestic oil and gas exploration projects in 16 oil and gas fields, the construction of oil and gas production capacity projects in the oil and gas fields, and large-scale oil and gas development projects located in the five major overseas cooperative regions.

It is anticipated that capital expenditures for the Exploration and Production segment for 2019 will amount to RMB228,200 million. The Group will put more efforts in domestic exploration in key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. For domestic development activities, the Group will strive to achieve a growth in the output of crude oil and natural gas by better developing oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest, as well as enhance the development of unconventional resources such as shale gas. Overseas operations will continue to focus on the operation of existing projects and development of new projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure effective growth of scale.

Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2018 amounted to RMB15,287 million, which were primarily used in the construction of large-scale refining and chemical projects, such as Liaoyang Petrochemical and Huabei Petrochemical, and the construction of oil product quality upgrade projects.

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2019 will amount to RMB38,800 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects and refining-chemical transformation and upgrade projects, such as the Guangdong petrochemical refining-chemical integration project, the Daqing petrochemical structure adjustment and upgrade project, and other large-scale refining-chemical projects such as those relating to the production of ethylene out of ethane located in Changqing and Tarim.

Marketing

Capital expenditures for the Group’s Marketing segment for 2018 amounted to RMB17,010 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

It is anticipated that capital expenditures for the Marketing segment for 2019 will amount to RMB14,600 million, which are expected to be used primarily for the construction and expansion of the network for the sales of end-products within the domestic refined oil markets and the construction of overseas oil and gas operating hubs.

Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2018 amounted to RMB26,502 million, which were mainly used for construction projects including the Fujian-Guangdong main branch of the Third West-East Gas Pipeline, the northern part of China-Russia East Natural Gas Pipeline, the second Sino-Russia Crude Oil Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2019 will amount to RMB17,800 million, which are expected to be used primarily for key natural gas transmission projects such as China-Russia East Natural Gas Pipeline Project, the Fujian-Guangdong main branch of the Third West-East Gas Pipeline, the LNG equipment and other facilities for peak regulation and storage and transportation, the natural gas interconnection engineering projects as well as the construction of gas branches and sales terminals.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2018 were RMB1,066 million, which were primarily used for research projects and development of the IT system.

It is anticipated that capital expenditures for the Head Office and Other segment of the Group for 2019 will amount to RMB1,200 million, which are expected to be used primarily for research projects and development of the IT system.

3.1.4 Business Prospects

In 2019, the global economy is expected to recover slowly with the economic environment still facing risks and challenges. As supply and demand in the global oil market gets eased up, the international oil price is likely to demonstrate a wide-ranging volatility and remains uncertain to a large extent. China’s economy is expected to stay within a reasonable ambit and the consumption demand for oil and gas in China maintains a growth momentum generally and consumption of natural gas in particular will stay on the fast track. Given a series of favourable policies, such as the expedited implementation of system reform on oil and gas sector, formulation of fair, open and transparent market rules and build-up of a business environment of rule of law, as well as tax and duty cut on an even larger scale, a fairer market environment will be nurtured which facilitates the long-term business development of the Group. The Group will continue to adhere to its steady development guidelines, insist on quality-based business development, fully implement its four major strategies regarding resources, market, internationalisation and innovation, continuously optimise the structure of industry chain, improve the value of its oil and gas business chains, and vigorously intensify measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, in an effort to maintain a steady and positive improvement of its production and operation, and continuously improve market competitiveness and corporate value.

In respect of exploration and production, the Group will insist on efficient exploration and development at low cost, and put great efforts to increase reserves and production as well as improve profitability. With regards to its oil and gas exploration, the Group will aim to explore large-scale and high quality reserves, strengthen centralised exploration and fine exploration of the major basins and key series and strata, promote comprehensive exploration of resources including tight oil and gas, shale oil and gas and coalbed methane to consolidate the resource base, and strive to acquire mineable reserves in scale economies. With respect to its oil and gas production, the Group will, on the basis of stable output of oil and increase of gas, carry out construction of key projects of production capacity, trying hard to ensure stable production in old oil fields and start-up of new projects, both in pursuit of efficiency and profitability, focusing on optimisation, arrangement and adjustment of development plans, achieve lean manufacturing driven by innovation and a balance between production and efficiency, advance the unconventional oil and gas businesses such as coalbed methane and shale gas in an orderly manner and endeavour to increase both production and efficiency. In 2019, the Group expects its crude oil output to be 905.9 million barrels and natural gas output to be 3,811.0 billion cubic feet, and oil and gas equivalent to be 1,541.2 million barrels.

In respect of refining and chemicals, the Group will, taking into account efficiency, resources and the market, make a scientific and reasonable arrangement for processing load, continuously optimise resource allocation and product structure, in order to achieve the most efficient utilisation of resources and maximum of overall value. In respect of the refining business, the Group will try to ensure a reasonable diesel-gasoline ratio, increase production of high-profitability and featured products; in respect of the chemical business, the Group will, in consideration of the market cycle, broaden sources of quality chemical raw materials, accelerate research and development on new products needed by the market, enhance the proportion of products of high-end, high value-added and high profitability; In respect of sales of chemical products, the Group will proceed with an in-depth study of marketing strategy, trying to optimise geographic deployment, explore the high-end market and push ahead the strategy of internet+marketing. The Group will go on pushing forward transformation and upgrading of oil refining and chemical business, accelerate structure adjustment and optimisation, and level up efficiency in business operation steadily. In 2019, the Group expects its crude oil processing output to be 1,170.4 million barrels.

In respect of sales, the Group will delve deep in its market survey and its analysis of the competitive trends, trying to increase its market share in specific segments, enhance efficiency and carry out a flexible competitive strategy. The Group will stress the core role played by oil stations and expedite the efforts to create a batch of oil stations of demonstration class meeting 3.0 standards. Meantime, the Group will enhance cross-over consolidation of service, goods, internet and financing and make innovative endeavour with respect to well-integrated marketing, strengthened mutual promotion between oil and non-oil businesses, and enhanced innovation at the terminals.

In respect of natural gas and pipeline, the Group will devote efforts to optimising resources and terminal sales in order to improve the value of the industry chain of natural gas. The Group will coordinate resources domestic and abroad, enhance start-up of domestic major gas fields, and import resources from abroad in light of demands in the market. By leveraging platforms such as trading center and entering into more online transactions through bidding process, the Group will also step up its pace in exploring the high-end market, optimising sales targets continuously, and strive to maintain a stable market share. The Group will continue to push forward the construction of key pipelines and reinforce the construction of natural gas branches and terminal facilities.

In respect of international operations, the Group will continue to improve the strategic layout of the five major overseas oil and gas cooperation zones, the four major strategic oil and gas channels and the three major oil and gas operation hubs, further integrate resources and adjust structures, and increase operation efficiency as well as profitability. The Group will enhance strategic cooperation, emphasise the exploration and development of existing key projects and high-profitability projects, and endeavour to push ahead efficient and quality-based development of our oil and gas business operation outside China. The Group will leverage on the synergy and cooperation between international trading and production and sales, make overall arrangements for import and export structures as well as domestic and foreign resources, improve the trading channels and marketing network, and improve the capability to allocate resources and create profits.

3.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2018	As at December 31, 2017	Percentage of Change
	RMB million	RMB million	%
Total assets	2,432,558	2,404,910	1.1
Current assets	433,128	425,162	1.9
Non-current assets	1,999,430	1,979,748	1.0
Total liabilities	1,021,615	1,023,300	(0.2)
Current liabilities	586,386	576,667	1.7
Non-current liabilities	435,229	446,633	(2.6)
Equity attributable to equity holders of the Company	1,214,570	1,193,810	1.7
Total equity	1,410,943	1,381,610	2.1

For reasons for changes, please read Section (3) in 3.1.3.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2018	Cost of principal operations for the year 2018	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	638,551	445,889	24.5	30.6	11.1	11.7
Refining and Chemicals	866,801	611,810	9.7	23.7	37.2	(3.4)
Marketing	1,978,906	1,924,423	2.7	20.6	22.0	(1.0)
Natural Gas and Pipeline	356,937	329,163	7.6	23.7	26.0	(1.6)
Head Office and Other	183	180	—	34.6	(6.3)	—
Inter-segment elimination	(1,542,152)	(1,542,123)	—	—	—	—
Total	2,299,226	1,769,342	13.9	17.1	15.6	1.6

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal subsidiaries and associates of the Group under CAS

	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets /(liabilities)	Net profit/ (loss)
Name of company	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited	47,500	100.00	290,805	72,215	218,590	3,635
CNPC Exploration and Development Company Limited	16,100	50.00	187,616	40,488	147,128	15,563
PetroChina Hong Kong Limited	HK$7,592 million	100.00	137,445	64,089	73,356	7,380
PetroChina International Investment Company Limited	31,314	100.00	95,732	139,141	(43,409)	(19,967)
PetroChina International Co., Ltd.	18,096	100.00	179,526	119,565	59,961	4,517
PetroChina Pipelines Co., Ltd.	80,000	72.26	228,767	13,626	215,141	19,436
Dalian West Pacific Petrochemical Co., Ltd.(1)	US$258 million	28.44	8,713	10,097	(1,384)	1,558
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	9,206	6,243	2,963	126
China Petroleum Finance Co., Ltd.	8,331	32.00	459,753	394,789	64,964	7,554
Arrow Energy Holdings Pty Ltd.	AUD2	50.00	24,789	24,396	393	(1,897)
CNPC Captive Insurance Co., Ltd.	5,000	49.00	13,421	7,184	6,237	315
Trans-Asia Pipeline Co., Ltd.	5,000	50.00	37,914	2,367	35,547	1,931

Note: (1)

On September 27, 2018, the Company signed an “Equity Transfer Agreement” with Total S.A. to acquired the 22.407% equity held by Total S.A. in Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”). On December 6, 2018, the Company signed an “Equity Transaction Contract” with Sinochem Group Co., Ltd. and Sinochem International Oil (Hong Kong) Co. Ltd., respectively, to acquire 8.424% and 25.208% equity of Dalian West Pacific, respectively. After the completion of the aforementioned equity transfer, the Company is contemplated to hold 84.475% equity of Dalian West Pacific in total.

3.3 Distribution Plan for the Final Dividend for 2018

In return for the shareholders, the Board recommends a final cash dividend of RMB0.09 yuan (inclusive of applicable tax) per share for 2018 to all shareholders. The cash dividend consists of a dividend of RMB0.06271 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2018 under IFRS) together with an additional final special dividend of RMB0.02729 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2018 annual general meeting to be held on June 13, 2019. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 21, 2019. The register of members of H shares will be closed from June 22, 2019 to June 27, 2019 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on June 21, 2019. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 27, 2019 are eligible for the final dividend. The final dividend of A shares and H shares for 2018 will be paid on or about June 28, 2019 and August 2, 2019, respectively.

In accordance with the relevant provisions of the Articles of Association and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on June 13, 2019. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》 ) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008 and were amended on February 24, 2017, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on June 27, 2019.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348) (國家稅務總局國稅函[2011]348號), the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2015] No.60) (《關於發布<非居民納稅人享受稅收協定待遇管理辦法 >的公告》(國家稅務總局公告2015年第 60號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 27, 2019 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m. June 21, 2019 (address: Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 27, 2019.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81號）) which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127號）), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Acquisition, Asset Disposal and Asset Restructuring

On March 21, 2018, the Group entered into an agreement with Abu Dhabi National Oil Company (ADNOC) pursuant to which the Group acquired 10% equity interest under the Abu Dhabi Umm Shaif & Nasr Oilfield Permit with an access fee of US$575 million and 10% equity interest under the Lower Zakum Oilfield Permit with an access fee of US$600 million. The agreement became effective dating back to March 9, 2018, with a term of 40 years.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s overseas business and the continuous improvement of the future financial position and operating results of the Group.

4.2 Regulation on the Collection of the Refined Oil Consumption Tax

On January 2, 2018, the State Administration of Taxation issued the Announcement on the Issues Relating to the Management over the Collection of the Refined Oil Consumption Tax (Announcement [2018] No.1 of the State Administration of Taxation) (《關於成品油消費稅徵收管理有關問題的公告》 (國家稅務總局公告2018年第 1號)), all refined oil invoices shall be issued via the invoice module for refined oil in the new VAT invoice management system since March 1, 2018. With respect to gasoline, diesel, naphtha, fuel oil, lubricants that are purchased overseas, imported and recovered from commissioned processing and used to continually produce taxable refined oil, paid consumption tax shall be calculated and deducted as stipulated against the special invoice for refined oil recognised by the VAT invoice selection and confirmation platform, the special payment certificate for customs import tax and tax payment certificate (for withholding only). Save for the above, no vouchers shall be used as a certificate for deduction of consumption tax.

This event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s refining and chemicals and also its sales business and the continuous improvement of the operating results of the Group.

4.3 Reduction of Resource Tax Assessed on Shale Gas

The Ministry of Finance and State Administration of Taxation promulgated the Notice on Reduction of Resource Tax Assessed on Shale Gas (Cai Shui [2018] No.26) (《關於對頁岩氣減徵資源稅的通知》 (財稅[2018]26號)) on March 29, 2018. Pursuant to such notice, in order to promote the development and utilization of shale gas and effectively increase natural gas supply, from April 1, 2018 to March 31, 2021, a reduction of 30% will apply to the resource tax assessed on shale gas (at the prescribed tax rate of 6%).

This event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the exploration and production business of the Group and the continuous improvement of the operating results of the Group.

4.4 Adjustment to City Gate Price of Natural Gas for Residential Use

NDRC promulgated the Notice on Straightening Out the City Gate Price of Natural Gas for Residential Use (Fa Gai Jia Ge Gui [2018] No.794) (《關於理順居民用氣門站價格的通知》 (發改價格規[2018]794號)) on May 25, 2018. Pursuant to such notice, commencing from June 10, 2018, prices of natural gas for residential use will be managed by a benchmark city gate price instead of the highest city gate price, and the price level shall be determined based on the benchmark city gate price of natural gas used for non-residential purposes (plus a VAT of 10%). Based on the benchmark city gate price, the supply and demand sides may negotiate a specific price within a range of 20% above the existing benchmark city gate price and no limits on the downward adjustment, which achieved the connection of the pricing mechanism of natural gas for residential use with that for non-residential use. No price increase is allowed until one year after the promulgation of the Notice. Currently, for benchmark city gate price of natural gas used for residential purposes with a relatively large price gap from the benchmark city gate price of natural gas used for non-residential purposes, the maximum adjustment range shall not exceed RMB350 yuan per thousand cubic meters in principle, and any remaining price difference will be straightened out one year later when appropriate. In the meantime, seasonal trading policies are implemented to encourage market-based trading.

This event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the natural gas business of the Group and the continuous improvement of the operating results of the Group.

4.5 Further Liberalization of the Refined Oil Retail Sector

On June 28, 2018, NDRC and Ministry of Commerce issued the Special Management Measures (Negative List) for Foreign Investment Access (2018) promulgated on June 28, 2018 by the NDRC and Ministry of Commerce (Order of the NDRC and Ministry of Commerce [2018] No.18) (《外商投資准入特別管理措施(負面清單) (2018年版)》 (發展改革委 商務部令2018年第18號)), commencing from July 28, 2018, the restriction that the controlling interests in the construction and operation of chain gas stations, which were established by a single foreign investor with over 30 branches and sold different types and brands of refined oil from multiple suppliers, must be held by a Chinese party shall be removed.

This event did not affect the continuity of the business and the stability of management of the Group. It may have impact on the sustainable and healthy development of the Group’s refining and chemicals and also its sales business and the operating results of the Group.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

✓ Applicable    ☐ Not applicable

5.1.1    Major impact of changes in PRC accounting policies

(a) New revenue standard

The Ministry of Finance (“MOF”) issued the CAS No.14 – Revenue (the “new revenue standards”) in 2017. The new revenue standard replaces CAS No.14 – Revenue and CAS No.15 - Construction Contracts issued by the MOF in 2006 (the “old revenue standard”). The Group has applied the new revenue standard and interpretations since January 1, 2018 and adjusted the related accounting policies.

Considering the cumulative effect of initial application of the new revenue standard, the adoption of the new revenue standard exerts no material impact on the Group’s retained earnings as at January 1, 2018 and comparative information has not been restated. There has been no material impact on each of the line items in the consolidated and company income statements for the twelve months ended December 31, 2018 and the consolidated and company balance sheets as at December 31, 2018 compared with the financial statements had the previous policies been applied, except that some line items in the financial statements are reclassified.

(b) New financial instruments standards

The MOF issued the following revised accounting standards and interpretations in 2017:

CAS No.22 - Financial Instruments: Recognition and Measurement (Revised), CAS No.23 - Transfer of Financial Assets (Revised), CAS No.24 - Hedge Accounting (Revised) and CAS No.37 - Presentation and Disclosures of Financial Instruments (Revised) (collectively the “new financial instruments standards”).

The Group has applied new financial instruments standards and interpretations since January 1, 2018 and adjusted the related accounting policies. The Group did not designate or re-designate any financial asset or financial liability at fair value through profit or loss (“FVTPL”) at January 1, 2018. The closing loss allowance determined in accordance with the old financial instruments standards as at December 31, 2017 is not materially different from the opening loss allowance determined in accordance with the new financial instruments standards as at January 1, 2018. Meanwhile, the Group has not adjusted the comparative figures in the financial statements.

(c) Interpretation No.9 to 12

The MOF issued the following revised accounting standards and interpretations in 2017:

CAS Bulletin No.9 - Accounting of Net Investment Losses under Equity Method, CAS Bulletin No.10 - Applying Revenue-based Depreciation Method on Fixed Assets, CAS Bulletin No.11 - Applying Revenue-based Amortisation Method on Intangible Assets and CAS Bulletin No.12 - Determination of Whether the Provider and Receiver of Key Management Personnel Services are Related Parties (collectively the “CAS Bulletins No.9-12”).

The Group has reviewed the relevant accounting policies in accordance with the requirements related to the accounting of net investment losses under equity method, the depreciation and amortisation methods of fixed assets and intangible assets and the related party identification and disclosure of key management personnel services of CAS Bulletins No.9-12. The adoption of CAS Bulletins No.9-12 does not have material impact on the financial position and financial performance of the Group.

(d) Presentation of financial statements

The MOF issued the “Notice on Revision of the Illustrative Financial Statements for 2018” (Caikuai [2018] No.15) in June 2018.

The Group has prepared financial statements for the year 2018 in accordance with Caikuai [2018] No.15. Presentation of related financial statements have been adjusted retrospectively. Details of changes in accounting policies and its impacts mentioned above, please see Note “4 (31) Changes in accounting policies” of financial statements prepared in accordance with CAS in the 2018 Annual Report of PetroChina Company Limited.

5.1.2 Major impact of changes in IFRS accounting policies

The Group has initially adopted IFRS 15 “Revenue from contracts with customers” (“IFRS 15”) and IFRS 9 “Financial Instruments” (“IFRS 9”) from 1 January 2018. The Group has adopted IFRS 15 using the cumulative effect method. The initial adoption of IFRS 15 exerts no material impact on the retained earnings and other financial statements items at the beginning of 2018. The adoption of the new standard exerts no material impact on financial information other than, subject to the new standard, changes in presentation for certain financial statement item. According to the IFRS 15, yet corresponding adjustments haven’t been made to comparative figures by the Group. In accordance with requirements under IFRS 9, the Group has made retrospective adjustment to the classification and measurement of financial instruments (impairment included) and made an assessment on the difference between the original carrying amount and the carrying amount at the date of adoption of the new standards. The initial adoption of IFRS 9 exerts no material impact on the retained earnings and other comprehensive income at the beginning of 2018 and consequently no adjustment has been made to the comparative figures.

The Group has applied IFRS 16 since January 1, 2019. The Group plans to apply IFRS 16 initially on 1 January 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognised as an adjustment to the opening balance of retained earnings at 1 January 2019, with no restatement of comparative information.

Details of changes in accounting policies and its impacts mentioned above, please see Note “3(aa) New accounting standards developments” of financial statements prepared in accordance with IFRS in the 2018 Annual Report of PetroChina Company Limited.

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐ Applicable    ✓ Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☐ Applicable    ✓ Not applicable

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐ Applicable    ✓ Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

			2018	2017 Note
	Notes		RMB million	RMB million
REVENUE	(i	)	2,353,588	2,015,890

OPERATING EXPENSES
Purchases, services and other			(1,539,010)	(1,285,716)
Employee compensation costs			(144,027)	(125,384)
Exploration expenses, including exploratory dry holes			(18,726)	(23,884)
Depreciation, depletion and amortisation			(231,929)	(237,375)
Selling, general and administrative expenses			(73,986)	(77,042)
Taxes other than income taxes			(217,267)	(198,022)
Other expenses, net			(7,646)	(745)

TOTAL OPERATING EXPENSES			(2,232,591)	(1,948,168)

PROFIT FROM OPERATIONS			120,997	67,722

FINANCE COSTS
Exchange gain			12,475	8,217
Exchange loss			(11,330)	(9,311)
Interest income			3,769	2,901
Interest expense			(22,352)	(22,408)

TOTAL NET FINANCE COSTS			(17,438)	(20,601)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES			11,647	5,968

PROFIT BEFORE INCOME TAX EXPENSE	(ii	)	115,206	53,089
INCOME TAX EXPENSE	(iii	)	(42,790)	(16,296)

PROFIT FOR THE YEAR			72,416	36,793

OTHER COMPREHENSIVE INCOME
(i) Items that will not be reclassified to profit or loss:
Fair value loss from financial assets measured at fair value through other comprehensive income			(201)	—
(ii) Items that are or may be reclassified subsequently to profit or loss:
Currency translation differences			(2,667)	(431)
Fair value loss from available-for-sale financial assets, net of tax			—	(608)
Share of the other comprehensive (loss) / income of associates and joint ventures accounted for using the equity method			220	(326)

OTHER COMPREHENSIVE (LOSS)/INCOME, NET OF TAX			(2,648)	(1,365)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			69,768	35,428

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company			52,591	22,798
Non-controlling interests			19,825	13,995

			72,416	36,793

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company			47,627	23,685
Non-controlling interests			22,141	11,743

			69,768	35,428

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv	)	0.29	0.12

Note: The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated

(2) Consolidated Statement of Financial Position

			2018	2017 Note
	Notes		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment			1,705,901	1,702,813
Investments in associates and joint ventures			89,362	81,159
Available-for-sale financial assets			—	1,917
Fair value gain from financial assets measured at fair value through other comprehensive income			738	—
Advance operating lease payments			78,240	73,896
Intangible and other non-current assets			98,298	92,941
Deferred tax assets			23,498	26,724
Time deposits with maturities over one year			3,101	—

TOTAL NON-CURRENT ASSETS			1,999,138	1,979,450

CURRENT ASSETS
Inventories			174,586	144,669
Accounts receivable	(vi	)	58,507	53,143
Prepayments and other current assets			88,594	72,014
Notes receivable			16,308	19,215
Time deposits with maturities over three months but within one year			9,535	13,344
Cash and cash equivalents			85,598	122,777

TOTAL CURRENT ASSETS			433,128	425,162

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii	)	297,828	343,819
Contract liabilities			68,076	—
Income taxes payable			5,728	9,533
Other taxes payable			77,016	47,898
Short-term borrowings			137,738	175,417

TOTAL CURRENT LIABILITIES			586,386	576,667

NET CURRENT LIABILITIES			(153,258)	(151,505)

TOTAL ASSETS LESS CURRENT LIABILITIES			1,845,880	1,827,945

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings			732,182	712,437
Reserves			299,083	298,062

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY			1,214,286	1,193,520
NON-CONTROLLING INTERESTS			196,372	187,799

TOTAL EQUITY			1,410,658	1,381,319

NON-CURRENT LIABILITIES
Long-term borrowings			269,422	289,858
Asset retirement obligations			132,780	131,546
Deferred tax liabilities			17,015	12,660
Other long-term obligations			16,005	12,562

TOTAL NON-CURRENT LIABILITIES			435,222	446,626

TOTAL EQUITY AND NON-CURRENT LIABILITIES			1,845,880	1,827,945

Note: The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	2018	2017
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from financial assets at fair value through other comprehensive income	52	—
Dividend income from available-for-sale financial assets	—	42
Reversal of provision for impairment of receivables and loss from credit impairment	1,370	37
Reversal of write down in inventories	77	49
Government grants (i)	11,774	9,102
Gain on disposal of investment in subsidiaries	45	613

Charged
Amortisation of intangible and other assets	4,894	4,495
Auditors’ remuneration (ii)	53	53
Cost of inventories recognised as expense	1,805,656	1,560,361
Provision for impairment of receivables and loss from credit impairment	1,385	3,291
Loss on disposal of property, plant and equipment	16,759	4,939
Operating lease expenses	20,180	20,073
Research and development expenses	14,093	12,323
Write down in inventories	4,155	1,118

Note (i):

Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government and value-added tax refund upon levy for pipeline transportation service over which portion of value-added tax actual tax burden exceeds 3%. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices

(ii):

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB52 million paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services (2017: RMB52 million).

(iii) Income Tax Expense

	2018	2017
	RMB million	RMB million
Current taxes	34,983	23,835
Deferred taxes	7,807	(7,539)

	42,790	16,296

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2018	2017
	RMB million	RMB million
Profit before income tax expense	115,206	53,089

Tax calculated at a tax rate of 25%	28,802	13,272
Tax return true-up	554	1,275
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	4,414	693
Effect of preferential tax rate	(3,855)	(5,058)
Tax effect of income not subject to tax	(3,278)	(3,401)
Tax effect of expenses not deductible for tax purposes	8,278	5,018
Tax effect of temporary differences and losses in unrecognized deferred taxation	7,875	4,497

Income tax expense	42,790	16,296

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the year ended December 31, 2018 and 2017 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2018	2017
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2018 (a)	16,252	—
Proposed final dividends attributable to owners of the Company for 2018 (b)	16,472	—
Interim dividends attributable to owners of the Company for 2017 (c)	—	12,676
Final dividends attributable to owners of the Company for 2017 (d)	—	11,117

	32,724	23,793

(a)

Interim dividends attributable to owners of the Company in respect of 2018 of RMB0.08880 yuan per share，amounting to RMB16,252 million, and such dividends were not paid up before June 30, 2018, as they were declared after the date of the statement of financial position. The group distd such dividends after the date of the statement of financial position. The dividends were paid on September 21, 2018 (A shares) and on November 1, 2018 (H shares).

(b)

At the first meeting of the Board in 2019, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2018 of RMB0.09 yuan per share amounting to a total of RMB16,472 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ending December 31, 2018 when approved at the forthcoming Annual General Meeting.

(c)

Interim dividends attributable to owners of the Company in respect of 2017 of RMB0.06926 yuan per share amounted to a total of RMB12,676 million. The dividends were not paid before June 30, 2017, and were not recognised as liability as of June 30, 2017, as they were declared after the date of the statement of financial position. The dividends were paid on September 15, 2017 (A shares) and October 27, 2017 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2017 of RMB0.06074 yuan per share amounting to a total of RMB11,117 million and were paid on June 21, 2018 (A shares) and July 26, 2018 (H shares).

(e)

Final dividends attributable to owners of the Company in respect of 2016 of RMB0.03801 yuan per share amounting to a total of RMB6,957 million were paid on June 22, 2017 (A shares) and on July 27, 2017 (H shares).

(vi) Accounts Receivable

	December 31, 2018	December 31, 2017
	RMB million	RMB million
Accounts receivable	62,560	57,914
Less: Provision for impairment of receivables	(4,053)	(4,771)

	58,507	53,143

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier) at December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017
	RMB million	RMB million
Within 1 year	57,377	51,051
Between 1 and 2 years	837	1,203
Between 2 and 3 years	108	379
Over 3 years	185	510

	58,507	53,143

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2018	December 31, 2017
	RMB million	RMB million
Trade payables	121,312	103,201
Advances from customers	—	67,176
Salaries and welfare payable	10,087	6,955
Accrued expenses	5	213
Dividends payable by subsidiaries to non-controlling shareholders	355	139
Interest payable	2,965	3,910
Construction fee and equipment cost payables	123,556	121,313
Other	39,548	40,912

	297,828	343,819

Other consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017
	RMB million	RMB million
Within 1 year	111,613	94,996
Between 1 and 2 years	5,049	4,241
Between 2 and 3 years	2,386	1,894
Over 3 years	2,264	2,070

	121,312	103,201

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. The segment information for the operating segments for the year ended December 31, 2018 and 2017 is as follows:

Year Ended December 31,2018	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	658,712	874,125	2,003,105	362,626	2,376	3,900,944
Less: intersegment sales	(539,295)	(692,660)	(280,639)	(34,156)	(606)	(1,547,356)

Revenue from external customers	119,417	181,465	1,722,466	328,470	1,770	2,353,588

Depreciation, depletion and amortisation	(169,622)	(24,971)	(13,511)	(21,985)	(1,840)	(231,929)
Profit/(loss) from operations	73,519	42,756	(6,450)	25,515	(14,343)	120,997

Year Ended December 31, 2017	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	505,430	707,804	1,660,456	295,786	2,057	3,171,533
Less: intersegment sales	(409,303)	(535,515)	(179,692)	(30,476)	(657)	(1,155,643)

Revenue from external customers	96,127	172,289	1,480,764	265,310	1,400	2,015,890

Depreciation, depletion and amortisation	(169,484)	(32,319)	(12,734)	(21,146)	(1,692)	(237,375)
Profit/(loss) from operations	15,475	39,961	8,279	15,688	(11,681)	67,722

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit: RMB million

	December 31, 2018	December 31, 2017	January 1, 2017	December 31, 2018	December 31, 2017	January 1, 2017
ASSETS	The Group	The Group	The Group	The Company	The Company	The Company
Current assets
Cash at bank and on hand	95,133	136,121	98,617	15,309	44,432	15,201
Notes and accounts receivable	74,815	72,358	58,600	18,334	19,087	15,993
Advances to suppliers	17,103	10,191	16,479	6,267	4,065	3,495
Other receivables	17,123	14,128	11,093	14,316	25,682	61,861
Inventories	174,586	144,669	146,865	114,952	94,439	96,982
Other current assets	54,368	47,695	50,011	46,082	33,582	37,613

Total current assets	433,128	425,162	381,665	215,260	221,287	231,145

Non-current assets
Available-for-sale financial assets	—	1,937	2,031	—	1,339	1,318
Other equity instrument investments	760	—	—	390	—	—
Long-term equity investments	89,432	81,216	79,003	388,818	382,450	377,498
Fixed assets	685,848	695,034	671,340	337,629	331,837	345,393
Oil and gas properties	800,475	811,604	845,729	557,121	547,073	571,701
Construction in progress	219,594	196,192	222,493	151,366	137,866	114,932
Intangible assets	77,261	72,913	71,490	58,890	54,813	53,423
Goodwill	42,273	41,934	46,097	—	—	—
Long-term prepaid expenses	28,529	26,711	26,013	22,761	21,768	21,076
Deferred tax assets	23,498	26,724	20,360	17,910	23,354	17,248
Other non-current assets	31,760	25,483	30,729	7,884	7,672	10,900

Total non-current assets	1,999,430	1,979,748	2,015,285	1,542,769	1,508,172	1,513,489

TOTAL ASSETS	2,432,558	2,404,910	2,396,950	1,758,029	1,729,459	1,744,634

Unit: RMB million

	December 31, 2018	December 31, 2017	January 1, 2017	December 31, 2018	December 31, 2017	January 1, 2017
LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Group	The Company	The Company	The Company
Current liabilities
Short-term borrowings	62,368	93,881	71,969	61,873	84,770	50,790
Notes and accounts payable	252,994	235,211	208,550	121,473	119,429	117,678
Advances from customers	—	67,176	60,590	—	44,435	39,653
Contract liabilities	68,076	—	—	47,184	—	—
Employee compensation payable	10,087	6,955	5,396	7,906	5,051	3,566
Taxes payable	82,744	57,431	45,199	58,734	41,312	30,908
Other payables	33,808	32,804	35,087	43,862	24,086	27,183
Current portion of non-current liabilities	75,370	81,536	71,415	63,028	63,822	45,020
Other current liabilities	939	1,673	1,057	217	164	108

Total current liabilities	586,386	576,667	499,263	404,277	383,069	314,906

Non-current liabilities
Long-term borrowings	177,605	195,192	243,675	72,166	94,299	146,625
Debentures payable	91,817	94,666	129,212	85,000	85,000	119,000
Provisions	132,780	131,546	125,392	92,017	92,137	88,006
Deferred tax liabilities	17,022	12,667	13,646	—	—	—
Other non-current liabilities	16,005	12,562	12,734	8,489	6,268	6,335

Total non-current liabilities	435,229	446,633	524,659	257,672	277,704	359,966

Total liabilities	1,021,615	1,023,300	1,023,922	661,949	660,773	674,872

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021	183,021	183,021
Capital surplus	128,683	128,639	128,377	127,859	127,881	127,882
Special reserve	13,831	13,366	13,188	7,373	7,503	7,792
Other comprehensive income	(32,397)	(27,433)	(28,320)	505	352	783
Surplus reserves	194,245	188,769	186,840	183,153	177,677	175,748
Undistributed profits	727,187	707,448	706,213	594,169	572,252	574,536

Equity attributable to equity holders of the Company	1,214,570	1,193,810	1,189,319	1,096,080	1,068,686	1,069,762

Non-controlling interests	196,373	187,800	183,709	—	—	—

Total shareholders’ equity	1,410,943	1,381,610	1,373,028	1,096,080	1,068,686	1,069,762

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,432,558	2,404,910	2,396,950	1,758,029	1,729,459	1,744,634

(2) Consolidated and Company Income Statements

Unit: RMB million

	2018	2017	2018	2017
Items	The Group	The Group	The Company	The Company
Operating income	2,353,588	2,015,890	1,355,264	1,165,213
Less: Cost of sales	(1,824,382)	(1,584,245)	(1,020,294)	(878,505)
Taxes and surcharges	(215,881)	(196,095)	(170,009)	(163,906)
Selling expenses	(68,882)	(66,067)	(48,416)	(46,234)
General and administrative expenses	(67,714)	(66,490)	(42,502)	(43,386)
Research and development expenses	(12,826)	(11,075)	(9,904)	(8,507)
Finance expenses	(18,480)	(21,648)	(16,233)	(17,345)
Including: Interest expenses	(22,352)	(22,408)	(16,985)	(18,068)
Interest income	3,769	2,901	1,299	1,564
Asset impairment losses	(34,589)	(26,054)	(9,815)	(14,745)
Credit losses	494	—	1,055	—
Add: Other income	10,855	8,003	7,745	4,558
Investment income	11,956	6,734	35,467	25,215
Including: Income from investment in associates and joint ventures	11,647	5,968	6,367	3,167
Gain/Loss on asset disposal	673	(1,184)	481	(1,138)

Operating profit	134,812	57,769	82,839	21,220

Add: Non-operating income	3,213	3,612	2,701	2,933
Less: Non-operating expenses	(22,825)	(8,298)	(14,724)	(6,842)

Profit before taxation	115,200	53,083	70,816	17,311

Less: Taxation	(42,790)	(16,295)	(16,056)	1,978

Net profit	72,410	36,788	54,760	19,289

Classified by continuity of operation:
Net profit from continuous operation	72,410	36,788	54,760	19,289
Net profit from discontinued operation	—	—	—	—
Classified by ownership:
Shareholders of the Company	52,585	22,793	54,760	19,289
Non-controlling interests	19,825	13,995	—	—

Other comprehensive income, net of tax	(2,648)	(1,365)	153	(431)

Other comprehensive income attributable to equity holders of the Company, net of tax	(4,964)	887	153	(431)
(1) Items that will not be reclassified to profit or loss
Changes in fair value of investments in other equity instruments	(162)	—	(55)	—
(2) Items that may be reclassified to profit or loss
Share of other comprehensive income of equity-accounted investee	220	(326)	208	(447)
Gains or losses arising from changes in fair value of available-for-sale financial assets	—	(36)	—	16
Translation differences arising from translation of foreign currency financial statements	(5,022)	1,249	—	—
Other comprehensive income (net of tax) attributable to non-controlling interests	2,316	(2,252)	—	—

Total comprehensive income	69,762	35,423	54,913	18,858

Attributable to:
Equity holders of the Company	47,621	23,680	54,913	18,858
Non-controlling interests	22,141	11,743	—	—
Earnings per share
Basic earnings per share (RMB yuan)	0.29	0.12	0.30	0.11
Diluted earnings per share (RMB yuan)	0.29	0.12	0.30	0.11

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company, during the twelve months ended December 31, 2018.

7 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). After enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with the relevant requirements set out in the Model Code in the reporting period.

8 Compliance with the Corporate Governance Code

For the year ended December 31, 2018, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

9 Audit Committee

The Audit Committee of the Company comprises Mr. Lin Boqiang, Mr. Liu Yuezhen and Mr. Zhang Biyi. The major responsibilities of the Audit Committee are to review and monitor the Group’s financial reporting procedures and internal control systems and to provide opinions to the Board. The Audit Committee of the Company has reviewed and confirmed the annual results for the twelve months ended December 31, 2018.

The figures set out in the results announcement of the Group for the year ended December 31, 2018 have been reviewed by the Company’s auditor to be consistent with the figures set out in the Group’s audited consolidated financial statements for the year ended December 31, 2018.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

March 21, 2019

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.